(Summary Translation)

July 2, 2003

To: Japan Securities Dealers Association & Others

31-10, Sakuragaoka-Choh, Shibuya-ku, Tokyo, 150-0031

Omega Project Co., Ltd. (Japanese Securities Registration Code: 6819)

Toyoyuki Yokohama, Representative Director and Chairman

Person to Contact: Kiyofumi Tarusawa, Tel: +813-6415-6070

Notification of the Change of Representative Directors of the Company

Through the board of directors meeting dated on June 27th. 2003, the company decided to change representative director of the Company as the following.

To Wit:


03024709

1. Specific information of the change

Name of the director: **Mr. Toyoyuki Yokohama**

New position: Representative Director and Chairman

Previous position: Representative Director and President

Name of the director: **Mr. Kyohichi Miyazaki**

New position: Representative Director and President

Previous position: ---

2. Reason of the change

With two representatives on the top, the Company aims to improve both the structure and business performance of the Company.

3. Career summary of Mr. Kyohichi Miyazaki

April 1970	Founded Kawada-Kohboh limited private company.
September 1982	Appointed as Representative Director of ACS Inc.
June 1987	Entered Seibu Department Store Co., Ltd. and appointed media division chief manager.
January 1991	Appointed as Representative Director of Zak Corporation Co.,Ltd. (Present position)
November 2002	Appointed as auditor of Union Optical Co., Ltd. (Present position)
June 2003	Appointed as Represntative Director and President of Omega Project Co., Ltd. (Present position)

End